The Boston Beer Company, Inc.

One Design Center Place, Suite 850

Boston, MA 02210

July 12, 2010

VIA EDGAR

John Reynolds

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:

The Boston Beer Company, Inc.

Form 10-K for the Fiscal Year Ended December 26, 2009

Filed March 9, 2010

Definitive Proxy Statement on Schedule 14A

Filed April 12, 2010

File No. 001-14092

Dear Mr. Reynolds:

This letter sets forth the response of The Boston Beer Company, Inc. (the “Company”) to the comments contained in your letter dated June 30, 2010 relating to the Company’s Form 10-K for the fiscal year ended December 26, 2009 and Definitive Proxy Statement on Schedule 14A filed on April 12, 2010. For ease of reference, we have reproduced your comments in italics below.

Form 10-K for the Fiscal Year Ended December 26, 2009

1.

We note your response to comment four of our letter dated May 27, 2010, and the statement that you will provide additional disclosure to the extent benchmarking is used as a material element in compensation. You also state that you did not “update the analysis or otherwise establish parameters relative to the peer group.” Please advise us under what circumstances the continued use of a benchmarking analysis would not be a material element. For example, it is unclear if you believe that continuing to not update the analysis or otherwise establish parameters relative to the peer group would mean that benchmarking is not a material element.

John Reynolds

United States Securities and Exchange Commission

July 12, 2010

Response:

As previously reported, in light of the dated nature of the peer group compensation study last undertaken by the Company, benchmarking had ceased to be a material consideration in determining compensation for the Company’s executive officers for fiscal 2009 and 2010. Rather, overall executive performance, including performance against Company and individual targets, has driven executive compensation determinations in recent years.

Shortly after our response of June 11, 2010 to your letter dated May 27, 2010, management, with the support of the Compensation Committee of the Company’s Board of Directors, took under advisement the advisability of obtaining an updated peer group analysis.

In recent days, the Compensation Committee authorized management to engage a compensation consultant to complete a new study that, it is anticipated, will include an updated and expanded peer group and will facilitate an analysis of the various components of the Company’s executive compensation relative to this peer group. Future discussion of the Company’s executive compensation will reflect how the Compensation Committee used such comparative compensation information and how that comparison affected compensation decisions.

If you require any further information concerning this matter, please do not hesitate to contact me at (617) 368-5000 or our counsel, Frederick H. Grein, Jr. of Nixon Peabody LLP, at (617) 345-6117.

Very truly yours,

/s/ Martin F. Roper

Martin F. Roper President and Chief Executive Officer